RULE 424(b)
                                                          FILE NO. 333-14941

PROSPECTUS
                                 THE STEPHAN CO.

                                  67,165 Shares

                                       of

                                   Common Stock
                       -------------------------------------

        The 67,165 shares of Common Stock, par value $.01 per share (the "Common Stock"), of The Stephan Co. offered hereby are being offered by the persons named under the caption "Selling Stockholders" (as described therein, the "Selling Stockholders"). Unless the context requires otherwise, reference in this Prospectus to the "Company" means The Stephan Co. and its subsidiaries collectively.
The Common Stock is listed on The American Stock Exchange.
The closing price, as recorded in The Wall Street Journal, of the Common Stock on October 24, 1996 was $12.00 per share.

         The shares offered hereby may be sold by the
Selling Stockholders or by their pledgees, donees, transferees or other successors in interest from time to time. Sales may be made on one or more securities exchanges, if then listed thereon, or in the over-the-counter market, or otherwise, at prices and on terms then prevailing or at prices related to the then current market price, or in negotiated transactions. Sales may also be effected by selling the shares by various methods to or through brokers or dealers or in face-to-face transactions without a broker or dealer. Any brokers or dealers used by the Selling Stockholders may receive commissions or discounts in amounts to be negotiated by the Selling Stockholders. See "Plan of Distribution". The Company will receive none of the proceeds from sales by the Selling Stockholders of the Common Stock offered hereby. See "Use of Proceeds".
                -----------------------------------------

       SEE "RISK FACTORS" ON PAGE 5 FOR CERTAIN FACTORS
RELATING TO THE COMPANY AND AN INVESTMENT IN THE COMMON
STOCK OFFERED HEREBY.
                -----------------------------------------

        THESE SECURITIES HAVE NOT BEEN APPROVED OR
DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


        The date of this Prospectus is November 4, 1996.

         No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus in connection with the offering made hereby, and, if given or made, such other information or representations must not be relied upon as having been authorized by the Company or the Selling
Stockholders. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the condition and/or affairs of the Company since the date hereof.

                     AVAILABLE INFORMATION

        The Company is subject to the informational and other requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, Room 1024, and at the public reference facilities maintained by the Commission at One World Trade Center, 3rd Floor, New York, New York 10048; Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 5757 Wilshire Boulevard, Suite 500 East, Los Angeles, California 90063-3648. Copies can also be obtained from the Commission at prescribed rates by writing to the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Furthermore, the Commission maintains a web site that contains reports, proxy statements and other information regarding the Company. The address for such web site is http://www.sec.gov. The Common Stock is listed on the American Stock Exchange and reports and other information concerning the Company can be inspected at such Exchange.


            INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

       The following documents filed by the Company with the Commission are hereby incorporated in this Prospectus by reference:

                (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995;

                (b) The Company's Current Report on Form 8-K, dated December 31, 1995, as amended on January 22,
        1996;

                (c) The Company's Current Report on Form 8-K, dated June 28, 1996, as amended on August 22, 1996,
        September 16, 1996, and October 9, 1996;

                (d) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996;

                (e) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1996;

                (f)      The Company's Proxy Statement filed under
        Section 14(a) of the Exchange Act filed on April 29,
        1996; and

                (g) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed under Section 12 of the Exchange Act, including any amendments or reports filed for the purpose of updating such description.

           All documents filed by the Company pursuant to Sections 13(a) or 14 of the Exchange Act subsequent to the date of this Prospectus, including any amendments to previously filed documents, and prior to the termination of the offering being made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents.

           Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

           The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all documents incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated herein by reference therein). Requests for such copies should be directed to:
The Stephan Co., 1850 West McNab Road, Fort Lauderdale, Florida 33309, Attn: Secretary, telephone number (954) 971-0600.

                            THE COMPANY

           The Stephan Co., a Florida corporation (the
"Company"), is primarily engaged in the manufacture, sale and distribution of hair care and personal care products, including dandruff removers, shampoos, hair conditioners, medicated talc, cosmetics and fragrances.

            The Company's principal executive offices are located at 1850 West McNab Road, Fort Lauderdale, Florida
33309, and its telephone number is (954) 971-0600.


                      RECENT DEVELOPMENTS

            On June 28, 1996, the Company, pursuant to a Stock Purchase Agreement (the "Agreement"), acquired all of the outstanding capital stock of Sorbie Acquisition Co., a Pennsylvania corporation ("Sorbie"), from the former stockholders of Sorbie in exchange for 13,734 shares of restricted Common Stock of the Company. In addition, as further consideration for the acquisition, the Company (i) terminated a Secured Subordinated Debenture, dated July 20, 1994, of Sorbie held by the Company in the principal amount of $500,000, (ii) assumed liabilities of $500,208.33 due to Charles V. Hall, the former principal stockholder of Sorbie, under a pre-existing employment contract (the "Employment Liabilities") and (iii) replaced a certain Secured
Promissory Note of Sorbie in favor of Redken Laboratories, Inc. in the principal amount of $3,250,000 with a cash payment of $500,000 and a promissory note (the "Note") of the Company due July 19, 1996 in the principal amount of $2,000,000. The Company has satisfied its obligations under the Note and has, pursuant to an agreement with Mr. Hall
(the "Employment Liability Agreement"), decided, in accordance with the terms thereof, to satisfy the Employment Liabilities by issuing to Mr. Hall 36,430 shares of Common Stock of the Company, such shares representing a portion of the shares to be offered hereby. Sorbie, which prior to the acquisition had been a major customer of the Company, is the parent company of Trevor Sorbie of America, Inc., a company engaged in the distribution of professional hair care products sold in beauty salons nationwide.

           In a related agreement (the "Side Letter"), the Company issued an additional 18,898 shares of restricted Common Stock to Sampson Arms, Inc. ("Sampson") to terminate an existing royalty agreement between Sampson and Sorbie, such shares also representing a portion of the shares offered hereby. The Company has agreed to use its best efforts to register the stock issued to the former stockholders of Sorbie (including Charles V. Hall) and to Sampson, who are collectively the Selling Stockholders hereunder, under the Securities Act of 1933, as amended (the "Securities Act"), as soon as practicable.

<PAGE
                         RISK FACTORS

          The following considerations should be carefully considered, as well as other matters described elsewhere in this Prospectus and the incorporated materials, in evaluating the Company and its business, operations and prospects before any decision is made to purchase any of the Common Stock offered hereby.

            1. Competition.

                Many other companies provide products similar to those provided by the Company. The Company believes that there are no formidable barriers to entry into the business areas within which it operates. Many of the Company's competitors are larger and more established, with substantially greater marketing, financial, human and other resources than the Company and, as a result, may provide significant long-term competition.

            2. Limited Dividends.

                The Company only recently has paid limited cash dividends on its Common Stock. The payment of future dividends on its Common Stock is not assured and is subject to the discretion of the Board of Directors and is dependent upon many factors, including the Company's earnings, its capital requirements and its general financial condition.
The Company does not anticipate a significant (if any) increase in the payment of cash dividends in the foreseeable future.

            3. Dependence on Frank F. Ferola; Anti-Takeover
               Effect of Provision in Employment Agreement.

                The current success of the Company is largely dependent on the efforts of Frank F. Ferola, President and Chief Executive Officer of the Company. The loss of the services of Mr. Ferola or his inability to perform services on behalf of the Company could materially and adversely affect the operations of the Company, at least until a qualified replacement is found. Mr. Ferola's employment agreement with the Company provides that upon a change of control of the Company as defined therein, Mr. Ferola has the option to purchase all of the outstanding stock of Old
97 Company, a wholly-owned subsidiary of the Company. Such provision may have the result of discouraging acquisitions of the Company.

            4. Products Liability Insurance.

                The Company maintains products liability insurance for possible claims for personal and other injuries resulting from allegedly defective products. While the Company has not experienced a significant claim for personal or other injuries resulting from allegedly defective products, substantial claims or series of claims, if successful and in excess of its coverage or subject to an exclusion from its coverage, would have a material adverse effect upon the business and financial condition of the Company.

            5. Recent Acquisitions; Potential Dilutive Effect of Future Acquisitions.

                The Company has recently completed some
acquisitions. There can be no assurance that the acquired businesses will complement one another or be profitable on a combined basis. In making such acquisitions, the Company relied, in large part, on representations, warranties and agreements of the sellers of such businesses. The Company has not operated such businesses for a sufficient period of time to determine whether such representations and warranties were true or accurate or whether such businesses can operate profitably and/or in a manner compatible with the Company's other business areas. While the Company may have certain contractual rights (including indemnification rights) against the sellers of such businesses upon discovery of misrepresentations and breaches of warranties or agreements, there can be no assurance that such rights will be enforceable and/or adequate to compensate the Company for any losses it might incur as a result thereof or whether the sellers will have sufficient assets to satisfy such claims. In connection with certain of such acquisitions, the Company has assumed significant liabilities, both known and unknown, which could have a material adverse effect on the Company's operations and financial condition. In addition, the Company is continuing to review possible acquisition candidates, although there can be no assurance that any such acquisition(s) will be successfully consummated. The Company intends, to the extent practicable, to issue its equity securities in order to pay a substantial portion of the purchase price(s) of such acquisitions. Although there can be no assurance that the Company will be able to consummate any such acquisitions, or to issue its equity securities in payment thereof, if it were to do so, such issuance could result in significant dilution to investors in the Common Stock.

            6. Possible Adverse Effect on Price.

                Based upon the historical trading volume of the Common Stock, substantial sales by the Selling Stockholders of the Common Stock offered hereby or even the potential of such sales could have an adverse impact on the market price of the Common Stock.


                       SELLING STOCKHOLDERS

            The following table sets forth certain information concerning the beneficial ownership of the Common Stock by the Selling Stockholders as of October 28, 1996, and the number of such shares included for sale in this Prospectus. Such information was furnished to the Company by the Selling Stockholders. The Selling Stockholders (other than Sampson) are former stockholders of Sorbie, which was acquired by the Company on June 28, 1996.

                                                                   Percentage
                                                                        of
                                                                   outstanding
                       Sahres     Shares to    Shares to            shares to
                       owned       be sold     be owned             be owned
                      prior to      in the     after the            after the
Name                the offering   offering    offering*            offering
-----               ------------   --------    ---------           -----------

Edward A. Kelly          1,526        1,526        0                   --

Charles Ascher-Walsh     6,104        6,104        0                   --
Estate of Belle J.
   Baldwin               1,526        1,526        0                   --

David S. Chadwick        1,526        1,526        0                   --

Lawrence Walsh**         3,052        3,052        0                   --

Sampson Arms, Inc.      18,898       18,898        0                   --

Charles V. Hall***      34,533       34,533        0                   --

------------------------

*   Assuming all shares of Common Stock offered hereby are eventually sold.

** Lawrence Walsh is deemed the beneficial owner of the 18,898 shares of the Common Stock being offered hereby with respect to Sampson, as Mr. Walsh is the President of Sampson and, as such, has dispositive and voting power with respect to such shares.

*** Mr. Hall has been employed since June 28, 1996, as President of Sorbie, a wholly-owned subsidiary of the Company.

                           PLAN OF DISTRIBUTION

           The shares of Common Stock offered hereby may be sold, for cash only, by the Selling Stockholders or by their pledgees, donees, transferees or other successors in interest. Such sales may be made from time to time as market conditions permit on one or more securities exchanges, if then listed thereon, or in the over-the-counter market, or otherwise, at prices and on terms then prevailing or at prices related to the then current market price, or in negotiated transactions.

           To the Company's knowledge, there are no present agreements, arrangements or understandings between any of the Selling Shareholders and any broker or dealer in respect of the shares offered hereby. The Common Stock offered hereby may be sold by one or more of the following methods, subject to the aforementioned limitations: (a) block trade(s) in which a broker or dealer so engaged will attempt to sell the Common Stock as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (d) exchange distribution in accordance with the rules of such exchange; and (e) face-to-face transactions between the Selling Stockholders and purchasers without a broker or dealer. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to also participate. Such brokers or dealers may receive commissions or discounts from the Selling Stockholders in amounts to be negotiated prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales.

           The Selling Stockholders will pay the expenses of their counsel in connection with this offering and any commissions due brokers engaged by the Selling Stockholders. All other costs in connection with this offering will be borne solely by the Company.


                          USE OF PROCEEDS

            The Company will receive none of the proceeds from sales of the shares of Common Stock offered hereby. The 67,165 shares are being registered for sale under the Securities Act pursuant to the terms of the Agreement, the Side Letter and the Employment Liability Agreement. See "Recent Developments".

                               EXPERTS

           The consolidated financial statements incorporated by reference in this Prospectus and elsewhere in the Registration Statement of which this Prospectus forms a part for the fiscal year ended December 31, 1995 have been audited by Deloitte & Touche LLP, independent auditors, and for the fiscal years ended December 31, 1993 and 1994 have been audited by Kaufman, Rossin & Company, independent auditors, and as it relates to the consolidated financial statements of Sorbie Acquisition Company and Subsidiaries have been audited by Will, Gallagher and Pitzer, Inc., independent auditors for the year ended December 31, 1995 and the period from inception May 18, 1994 to December 31, 1994, as indicated in their respective reports, and are incorporated by reference herein in reliance upon such reports given upon the authority of said firms as experts in accounting and auditing.


                            LEGAL MATTERS

          Certain legal matters in connection with the issuance of the shares of Common Stock offered hereby have been passed upon for the Company by Bert Sager, Esq., 6129
Southwest 70th Street, Miami, Florida  33143.

                           INDEMNIFICATION

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Section
607.014 of the Florida Business Corporation Act generally provides that a corporation has the power to indemnify its officers and directors against liability incurred in connection with any proceeding (other than an action by, or in the right of, the corporation) to which he was a party by reason of the fact that he is or was a director or officer of the corporation, if he acted in good faith and in a manner he reasonably believed to be in the best interest of the corporation. Section 607.014 of the Business Corporation Act additionally provides that a corporation shall have the power to indemnify any person who is a party to any proceeding by or in the right of the corporation by reason of the fact that he is or was a director or officer of the corporation against expenses and amounts paid in settlement not exceeding, in the judgment of such corporation's board of directors, the estimated expenses of litigating the proceeding to conclusion. Such indemnification shall be authorized if such person acted in good faith and in a manner he reasonably believed to be in the best interest of the corporation, except that no indemnification shall be permitted if such person shall have been adjudged to be liable unless, and only to the extent that, a court of competent jurisdiction shall determine upon application that such person is fairly and reasonably entitled to indemnity for such expenses as such court shall deem appropriate. Section 607.014 further provides that any indemnification, unless pursuant to a court determination, shall be made by the corporation only upon a determination that indemnification of the director or officer was proper in the circumstances because he met the applicable standards of conduct, as described above. Such determination shall be made by the corporation's board of directors or a committee thereof, by independent legal counsel or by the stockholders of the corporation. The Company's By-Laws provide that the Company's directors and officers will be indemnified to the fullest extent permitted under Florida law.

     ========================                    =====================

     No dealer, salesperson or other
person has been authorized in connection
with this offering to give any informa-
tion or make any representations other
than those contained in this Prospectus.             THE STEPHAN CO.
This Prospectus does not constitute an
offer or a solicitation in any jurisdic-
tion to any person to whom it is unlawful
to make such an offer or solicitation.
Neither the delivery of this Prospectus
nor any sale made hereunder shall, under
any circumstances, create an implication
that there has been no change in the                  67,165 Shares
circumstances of the Company or the facts            of Common Stock
herein set forth since the date hereof.

       _________________

       TABLE OF CONTENTS

                                    Page
                                    ----
AVAILABLE INFORMATION                 2
INCORPORATION OF CERTAIN
DOCUMENTS BY REFERENCE                2
THE COMPANY                           4
RECENT DEVELOPMENTS                   4                --------------------
RISK FACTORS                          5
SELLING STOCKHOLDERS                  7                     PROSPECTUS
PLAN OF DISTRIBUTION                  8
USE OF PROCEEDS                       8                --------------------
EXPERTS                               9
LEGAL MATTERS                         9
INDEMNIFICATION                       9                  November 4, 1996

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